FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of March 2007
                                 09 March, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Holding(s) in Company released on 09 March, 2007







TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Sky Broadcasting Group plc


2. Reason for the notification (please state Yes/No): ( )


An acquisition or disposal of voting rights: ( )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : Notification pursuant to Transitional Provision 7 (Yes)


3. Full name of person(s) subject to the notification obligation (iii):

News Corporation (parent of group)

BSkyB Holdco Inc.


4. Full name of shareholder(s) (if different from 3.) (iv):


News UK Nominees Limited


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



6. Date on which issuer notified:

8 March 2007


7. Threshold(s) that is/are crossed or reached:



8. Notified details:

..................




A: Voting rights attached to shares

Class/type of shares if possible        Situation previous to the
using the ISIN CODE                    Triggering transaction (vi)
                                   Number of    Number of voting
                                   shares       Rights (viii)




Resulting situation after the triggering transaction (vii)

Class/type of shares Number of shares  Number of voting rights     % of voting rights
if possible using                      (ix)
the ISIN CODE
                         Direct            Direct (x)  Indirect (xi)   Direct      Indirect

Ordinary shares of 50p   686,021,700       686,021,700                 39% (see
                                                                       additional
                                                                       information
                                                                       in Box 13
                                                                       below)


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Date  Exercise/Conversion Number of voting   % of voting
financial   (xiii)           Period/ Date (xiv)  rights that may be   rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.




Total (A+B)
Number of     % of voting rights
voting rights

686,021,700   39% (see additional
              information in Box 13
              below)


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


News UK Nominees Limited is the registered holder of the shares in British Sky Broadcasting Group plc (BSkyB). BSkyB Holdco, Inc. is the beneficial owner and holder of voting rights in BSkyB. BSkyB Holdco Inc. is controlled by Sky Global Holdings, LLC, which is controlled by Sky Global Operations, Inc, which is controlled by Sky Global Networks, Inc., which is controlled by Sky Global Holdings, Inc, which is controlled by News America Incorporated, which is controlled by News Publishing Australia Limited, which is controlled by News Corporation (parent of group).


Proxy Voting:


10. Name of the proxy holder:

n/a


11. Number of voting rights proxy holder will cease to hold:

n/a


12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

This notification is made to satisfy Transitional Provision ("TP") 7.

News Corporation and BSkyB are parties to an agreement dated 21 September, 2005 pursuant to which News Corporation and its connected parties have undertaken not to vote more than 37.19% of the issued share capital of BSkyB at general meetings of BSkyB, other than in certain specified circumstances.


14. Contact name:

Laura O'Leary


15. Contact telephone number:

00 1 212 852 7000


Annex to Notification Of Major Interests In Shares (xvi)


A: Identity of the person or legal entity subject to the notification obligation


Full name (including legal form for legal entities):


British Sky Broadcasting Group plc


Contact address (registered office for legal entities):


Grant Way
Isleworth
Middlesex, TW7 5QD


Phone number:


020 7705 6701


Other useful information (at least legal representative for legal persons):

..................


B: Identity of the notifier, if applicable (xvii)


Full name:

..................


Contact address:

..................


Phone number:

..................


Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

..................


C: Additional information :

..................


SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 09 March, 2007                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary